SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 31 March 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __X__ Form 40-F _____

Enclosures:

Announcement of transactions of directors in securities of Sasol Limited or its major subsidiaries dated 10 March 2005 to 29 March 2005
1. 10 March 2005
2. 11 March 2005
3. 14 March 2005
4. 15 March 2005
5. 16 March 2005
6. 17 March 2005
7. 18 March 2005
8. 23 March 2005
9. 29 March 2005

SASOL LIMITED – DEALING IN SECURITIES BY DIRECTOR OF MAJOR SUBSIDIARY
Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by directors of a major subsidiary of the Company:

Name
R van Rooyen
Office held Director of major subsidiary
Company Sasol Synfuels (Pty) Limited
Date transaction effected 9 March 2005
Number of shares 1 500
Selling price per share R147,00
Total value R220 500,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares
Nature and extent of Director’s Indirect beneficial
interest
Clearance given in terms of Yes
paragraph 3.66

Name
J H Fourie
Office held Director of major subsidiary
Company Sasol Synfuels (Pty) Limited
Date transaction effected 9 March 2005
Number of shares 20 000
Selling price per share R148,50
Total value R2 970 000,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares
Nature and extent of Director’s Direct beneficial
interest
Clearance given in terms of Yes
paragraph 3.66

Name A de Klerk
Office held Director of major subsidiary
Company Sasol Synfuels (Pty) Limited
Date transaction effected 9 March 2005
Number of shares 3 000
Option offer date 28 September 1998
Option offer price R25,10
Exercise date 27 October 1998
Exercise price R28,50
Selling price per share R148,90
Total selling price R446 700,00
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant to
implementation of options
Nature and extent of Director’s Direct beneficial
interest
Clearance given in terms of Yes
paragraph 3.66

10 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SASOL LIMITED - TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE
Securities Exchange, South Africa, we announce the following transactions in securities of Sasol Limited by directors or directors of a major subsidiary of the Company:

Name
C B Strauss
Office held Non-Executive Director
Company Sasol Limited
Date transaction effected 10 March 2005
Option offer date 27 November 2000
Option offer price R53,80
Exercise date 11 September 2002
Exercise price R 117,80
Number of shares 25 000
Total value R1 345 000
Vesting periods
2 years – first half
4 years – second half
Class of shares Ordinary no par value
Nature of transaction Implementation of options and
purchase of shares
Nature and extent of Director’s interest Indirect beneficial
Clearance given in terms of paragraph 3.66 Yes

Name
P du P Kruger
Office held Non-Executive Director
Company Sasol Limited
Date transaction effected 10 March 2005
Option offer date 27 November 2000
Option offer price R53,80
Exercise date 15 January 2001
Exercise price R54,10
Number of shares 12 500
Total value R672 500,00
Vesting periods
2 years – first half
4 years – second half
Class of shares Ordinary no par value
Nature of transaction
Implementation of second
tranche of options and
purchase of shares
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

11 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SASOL LIMITED – DEALING IN SECURITIES BY DIRECTOR OF MAJOR SUBSIDIARY
Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by directors of a major subsidiary of the Company:

Name
R van Rooyen
Office held Director of major subsidiary
Company Sasol Synfuels (Pty) Limited
Date transaction effected 10 March 2005
Number of shares 2 500
Option offer date 28 September 1998
Option offer price R25,10
Exercise date 26 October 1998
Exercise price R28,10
Selling price per share R146,65
Total selling price R366 625,00
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant to
implementation of options
Nature and extent of Director’s Direct beneficial
interest
Clearance given in terms of Yes
paragraph 3.66

11 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SASOL LIMITED – DEALING IN SECURITIES BY DIRECTOR OF MAJOR SUBSIDIARY
Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by the director of a major subsidiary of the Company:

Name
R van Rooyen
Office held Director of major subsidiary
Company Sasol Synfuels (Pty) Limited
Date transaction effected 14 March 2005
Number of shares 7 300
Option offer date 28 September 1998
Option offer price R25,10
Exercise date 26 October 1998
Exercise price R28,10
Selling price per share R152,65
Total selling price R1 114 345,00
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant to
implementation of options
Nature and extent of Director’s Direct beneficial
interest
Clearance given in terms of Yes
paragraph 3.66

Name
R van Rooyen
Office held Director of major subsidiary
Company Sasol Synfuels (Pty) Limited
Date transaction effected 14 March 2005
Number of shares 9 000
Option offer date 29 October 1999
Option offer price R42,30
Exercise date 29 November 1999
Exercise price R46,55
Selling price per share R152,68
Total selling price R1 374 120,00
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant to
implementation of options
Nature and extent of Director’s Direct beneficial
interest
Clearance given in terms of Yes
paragraph 3.66

Name R van Rooyen
Office held Director of major subsidiary
Company Sasol Synfuels (Pty) Limited
Date transaction effected 14 March 2005
Number of shares 5 800
Option offer date 30 August 2000
Option offer price R54,00
Exercise date 9 November 2000
Exercise price R54,30
Selling price per share R152,65
Total selling price R885 370,00
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant to
implementation of options
Nature and extent of Director’s Direct beneficial
interest
Clearance given in terms of Yes
paragraph 3.66

14 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE00006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by directors of a major subsidiary of the Company:

Name
M Sieberhagen
Office held Director of major
subsidiary of Sasol
Limited
Company Sasol Synfuels (Pty)
Limited
Date transaction effected 15 March 2005
Offer date 29 April 1996
Offer expiry date 29 April 2005
Offer price per share R46,00
Exercise price per share R45,25
Number of shares 3 700
Total value R170 200,00
Vesting periods 2 years – one third
4 years – second third
6 years – final third
Class of shares Ordinary no par value
Nature of transaction
Acceptance and exercise
of options to
purchase shares
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

15 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SASOL LIMITED – DEALING IN SECURITIES BY DIRECTOR OF MAJOR SUBSIDIARY

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE00006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by directors of a major subsidiary of the Company:

Name
N L Joubert
Office held Company Secretary and
director of major
subsidiary
Company Sasol Limited
Date transaction effected 16 March 2005
Option offer date 5 September 2001
Option offer price R78,70
Exercise date 16 March 2005
Exercise price R150,50
Selling price per share R148,50
Number of shares 7 300
Total value R1 084 050,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

16 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SASOL LIMITED – DEALING IN SECURITIES BY DIRECTOR OF MAJOR SUBSIDIARY

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE00006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by directors of a major subsidiary of the Company:

Name
J A van der Westhuizen
Office held Director of major
subsidiary
Company Sasol Limited
Date transaction effected 17 March 2005
Option offer date 28 September 1998
Option offer price R25,10
Exercise date 26 October 1998
Exercise price R28,10
Selling price per share R152,00
Number of shares 4 200
Total value R638 400,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

17 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE00006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:

Name
J H Fourie
Office held Director of major
subsidiary
Company Sasol Limited
Date transaction effected 17 March 2005
Option offer date 29 October 1999
Option offer price R42,30
Exercise date 11 November 1999
Exercise price R42,70
Number of shares 26 500
Total value R1 131 550,00
Vesting periods 2 years – one third
4 years – second third
6 years – final third
Class of shares Ordinary no par value
Nature of transaction Implementation of
options and purchase of
shares
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name J H Fourie
Office held Director of major
subsidiary
Company Sasol Limited
Date transaction effected 17 March 2005
Option offer date 30 August 2000
Option offer price R54,00
Exercise date 4 September 2000
Exercise price R59,70
Number of shares 31 500
Total value R1 880 550,00
Vesting periods 2 years – one third
4 years – second third
6 years – final third
Class of shares Ordinary no par value
Nature of transaction Implementation of
options and purchase of
shares
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

17 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:

Name
J A van der Westhuizen
Office held Director of major
subsidiary
Company Sasol Limited
Date transaction effected 18 March 2005
Option offer date 28 September 1998
Option offer price R25,10
Exercise date 26 October 1998
Exercise price R28,10
Selling price per share R154,30
Number of shares 5 000
Total value R771 500,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

18 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:

Name
J A Botha
Office held Director of major
subsidiary
Company Sasol Limited
Date transaction effected 23 March 2005
Option offer date 24 November 1997
Option offer price R57,50
Exercise date 1 October 2001
Exercise price R74,00
Number of shares 4 000
Total value R230 000
Vesting periods 2 years – one third
4 years – second third
6 years – final third
Class of shares Ordinary no par value
Nature of transaction Implementation of
options and purchase of
shares
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name J A Botha
Office held Director of major
subsidiary
Company Sasol Limited
Date transaction effected 23 March 2005
Option offer date 28 September 1998
Option offer price R25,10
Exercise date 27 October 1998
Exercise price R28,50
Number of shares 9 900
Total value R248 490
Vesting periods 2 years – one third
4 years – second third
6 years – final third
Class of shares Ordinary no par value
Nature of transaction Implementation of
options and purchase of
shares
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name
J A Botha
Office held Director of major
subsidiary
Company Sasol Limited
Date transaction effected 23 March 2005
Option offer date 29 October 1999
Option offer price R42,30
Exercise date 23 November 1999
Exercise price R45,00
Number of shares 19 200
Total value R812 160
Vesting periods 2 years – one third
4 years – second third
6 years – final third
Class of shares Ordinary no par value
Nature of transaction Implementation of
options and purchase of
shares
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

23 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transaction in securities of Sasol by a director of the Company:

Name
T S Munday
Office held Executive Director
Company Sasol Limited
Date transaction effected 29 March 2005
Option offer date 10 December 1999
Option offer price R50,90
Exercise date 23 August 2000
Exercise price R51,30
Selling price per share R143,00
Number of shares 26 200
Total value R3 746 600
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

29 March 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary